EXHIBIT 99.1

Q3 2020 Financial Information

  Cash and cash equivalents at €124.6m as of September 30, 2020, allowing the Company to finance its operating activities through Q4 2022

  Revenues of €0.3m for the first nine months of 2020

Daix (France), November 12, 2020 – Inventiva (Euronext Paris and Nasdaq: IVA), a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of non-alcoholic steatohepatitis (NASH), mucopolysaccharidoses (MPS) and other diseases with significant unmet medical need, today reported its cash position as of September 30, 2020 and its revenues for the first nine months of 2020.

Cash Position

As of September 30, 2020, Inventiva’s cash and cash equivalents stood at €124.6 million, compared to €52.2 million as of June 30, 2020 and €35.8 million as of December 31, 2019.

Inventiva’s net cash flow amounted to €88.8 million (net of (€2.4) million exchange rate effect) for the nine months ended September 30, 2020, compared to (€21.3) million for the first nine months of 2019.

Net cash used in operating activities was (€19.4) million for the first nine months of 2020, compared to (€28.3) million for the same period in 2019. This decrease is mainly due to the halt in the clinical development of lanifibranor for the treatment of systemic sclerosis in February 2019 and the savings generated by the Employment Safeguard Plan subsequently introduced mid-2019, with the first nine months of 2020 recording the full effect of the savings generated. The cash flow from operating activities was also positively impacted by the receipt in January 2020 of €4.2 million in respect of the 2018 Research Tax Credit (CIR - Crédit Impôt Recherche), and the receipt in April and June 2020 of €4.2 million in total in respect of the 2019 CIR.

Net cash from financing activities amounted to €111.6 million for the first nine months of 2020, driven by: the issuance of €15.0 million (gross proceeds) of ordinary shares in February 2020 to certain existing investors in the Company, the entry into €10.0 million credit agreements, guaranteed by the French State, with a syndicate of French banks in May 2020, and the receipt of €94.9 million2 (gross proceeds) following the successful IPO on the Nasdaq Global Market in July 2020, extending Inventiva’s cash runway through the fourth quarter of 2022.

Revenues

The Company’s revenues for the first nine months of 2020 amounted to €0.3 million, compared to €3.4 million for the same period in 2019.

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Next key milestones expected

  Regulatory feedback on Phase III development of lanifibranor in NASH from the European Medicines Agency (EMA) – planned for the fourth quarter of 2020
  AbbVie’s completion of its ongoing Phase I clinical trial with ABBV-157 in psoriasis patients – expected in the first quarter of 20213 vs fourth quarter of 2020 as initially planned
  Initiation of Phase III clinical trial evaluating lanifibranor in NASH – planned for the first half of 2021

Upcoming investor conference participation

  Stifel Virtual Healthcare Conference 2020, November 17-18, 2020
  Jefferies 11th Virtual Healthcare Conference, November 17-19, 2020
  Piper Sandler 32nd Annual Virtual Healthcare Conference, November 30 - December 3, 2020

Upcoming scientific conference presentations

  Presentation of the NATIVE Phase IIb clinical trial results at The Liver Meeting Digital Experience™ 2020 of the AASLD (American Association for the Study of Liver Diseases), November 15, 2020
  Key Opinion Leader webcast focused on NASH, hosted by Inventiva from The Liver Meeting Digital Experience™ 2020 of the AASLD, November 16, 2020

Next financial results publication

§   Q4 2020 Revenues and cash position: Thursday, February 11, 2021 (after U.S. market close)

About Inventiva

Inventiva is a clinical-stage biopharmaceutical company focused on the development of oral small molecule therapies for the treatment of NASH, MPS and other diseases with significant unmet medical need.

Leveraging its expertise and experience in the domain of compounds targeting nuclear receptors, transcription factors and epigenetic modulation, Inventiva is currently advancing two clinical candidates, as well as a deep pipeline of earlier stage programs.

Lanifibranor, its lead product candidate, is being developed for the treatment of patients with NASH, a common and progressive chronic liver disease for which there are currently no approved therapies. Inventiva recently announced positive topline data from its Phase IIb clinical trial evaluating lanifibranor for the treatment of patients with NASH and obtained Breakthrough Therapy and Fast Track designation for lanifibranor in the treatment of NASH.

Inventiva is also developing odiparcil, a second clinical stage asset, for the treatment of patients with subtypes of MPS, a group of rare genetic disorders. Inventiva announced positive topline data from its Phase IIa clinical trial evaluating odiparcil for the treatment of adult MPS VI patients at the end of 2019 and received FDA Fast Track designation in MPS VI for odiparcil in October 2020.

In parallel, Inventiva is in the process of selecting an oncology development candidate for its Hippo signalling pathway program. Furthermore, the Company has established a strategic collaboration with AbbVie in the area of autoimmune diseases. AbbVie has started the clinical development of ABBV‑157, a drug candidate for the treatment of moderate to severe psoriasis resulting from its collaboration with Inventiva. This collaboration enables Inventiva to receive milestone payments upon the achievement of pre-clinical, clinical, regulatory and commercial milestones, in addition to royalties on any approved products resulting from the collaboration.

The Company has a scientific team of approximately 70 people with deep expertise in the fields of biology, medicinal and computational chemistry, pharmacokinetics and pharmacology, as well as in clinical development. It also owns an extensive library of approximately 240,000 pharmacologically relevant molecules, approximately 60% of which are proprietary, as well as a wholly‑owned research and development facility.

Inventiva is a public company listed on compartment C of the regulated market of Euronext Paris (ticker: IVA - ISIN: FR0013233012) and on the Nasdaq Global Market in the United States (ticker: IVA). www.inventivapharma.com

Contacts

Inventiva
Frédéric Cren
Chairman & CEO
info@inventivapharma.com
+33 3 80 44 75 00

Brunswick Group
Yannick Tetzlaff / Tristan Roquet Montegon /
Aude Lepreux
Media relations
inventiva@brunswickgroup.com
+33 1 53 96 83 83

Westwicke, an ICR Company
Patricia L. Bank
Investor relations
patti.bank@westwicke.com
+1 415 513 1284

Important Notice

This press release contains forward-looking statements, forecasts and estimates with respect to Inventiva’s clinical trials, clinical trial data releases, clinical development plans and anticipated future activities of Inventiva. Certain of these statements, forecasts and estimates can be recognized by the use of words such as, without limitation, “believes”, “anticipates”, “expects”, “intends”, “plans”, “seeks”, “estimates”, “may”, “will” and “continue” and similar expressions. Such statements are not historical facts but rather are statements of future expectations and other forward-looking statements that are based on management's beliefs. These statements reflect such views and assumptions prevailing as of the date of the statements and involve known and unknown risks and uncertainties that could cause future results, performance or future events to differ materially from those expressed or implied in such statements. Actual events are difficult to predict and may depend upon factors that are beyond Inventiva's control. There can be no guarantees with respect to pipeline product candidates that the clinical trial results will be available on their anticipated timeline, that future clinical trials will be initiated as anticipated, or that candidates will receive the necessary regulatory approvals. Actual results may turn out to be materially different from the anticipated future results, performance or achievements expressed or implied by such statements, forecasts and estimates, due to a number of factors, including that Inventiva has incurred significant losses since inception, Inventiva has a limited operating history and has never generated any revenue from product sales, Inventiva will require additional capital to finance its operations, Inventiva's future success is dependent on the successful clinical development, regulatory approval and subsequent commercialization of current and any future product candidates, preclinical studies or earlier clinical trials are not necessarily predictive of future results and the results of Inventiva's clinical trials may not support Inventiva's product candidate claims, Inventiva may encounter substantial delays in its clinical trials or Inventiva may fail to demonstrate safety and efficacy to the satisfaction of applicable regulatory authorities, enrollment and retention of patients in clinical trials is an expensive and time-consuming process and could be made more difficult or rendered impossible by multiple factors outside Inventiva's control, Inventiva's product candidates may cause undesirable side effects or have other properties that could delay or prevent their regulatory approval, or limit their commercial potential, Inventiva faces substantial competition and Inventiva’s business, preclinical studies and clinical development programs and timelines, its financial condition and results of operations could be materially and adversely affected by the current COVID-19 pandemic. Given these risks and uncertainties, no representations are made as to the accuracy or fairness of such forward-looking statements, forecasts and estimates. Furthermore, forward-looking statements, forecasts and estimates only speak as of the date of this press release. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

Please refer to the Universal Registration Document filed with the Autorité des Marchés Financiers on June 19, 2020 under n° D.20-0551 and its amendment filed on July 10, 2020 under n° D. 20-0551-A01 as well as the half-year financial report on June 30, 2020 for additional information in relation to such factors, risks and uncertainties.

Except as required by law, Inventiva has no intention and is under no obligation to update or review the forward-looking statements referred to above. Consequently, Inventiva accepts no liability for any consequences arising from the use of any of the above statements.

1 Non-audited financial information.

2 Based on an exchange rate of $1.1342 per euro, the exchange rate published by the European Central Bank on July 9, 2020.

3 Source: clinicaltrials.gov.

Attachment

  Inventiva - PR - Q3 2020 - EN - 12 11 20 (https://ml-eu.globenewswire.com/Resource/Download/ecd95859-d33e-4050-bece-8a3b1b282685)